     Filed by The PNC Financial Services Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp Commission File No. 000-26086

     On July 29, 2007, the following advertisement regarding the merger of Yardville National Bancorp (“YNB”) into The PNC Financial Services Group, Inc. (“PNC”) will be published in the Trentonian, Trenton Times, Princeton Packet, Bridgewater Courier News and Hunterdon County Democrat newspapers:

Together, we can do more.

As you may already be aware, Yardville National Bank has reached a merger agreement with PNC. And we couldn’t be happier. It’s a marriage of two banks whose culture and heritage are ideally matched. And it’s this great synergy of ideas and community spirit that will open the possibilities of what we can do together.

YNB has always prided itself on being “your neighborhood bank” and lived up to that reputation by actively supporting community programs, from neighborhood causes to schools and business associations. It is our highest priority that this tradition continues.

In fact, we champion the same kind of programs right now through our own PNC Foundation. Our efforts to build educational opportunities and promote community growth include our Grow Up Great program. This 10-year, $100 million investment works to actively improve school readiness in children through the first five years of their lives. We consider that an important investment in the future.

We consider our commitment to customer satisfaction an important investment to our clients’ business and to our own. It’s this philosophy that contributed to PNC being ranked “Highest in Customer Satisfaction with Small Business Banking” according to the J.D. Power and Associates 2006 Small Business Banking Satisfaction Study.SM*

For now, we ask that YNB customers continue to bank at the same branches, with the same accounts and ATM cards they’ve always had. The upcoming merger of Yardville National Bank and PNC presents many possibilities for our customers and for the community, so stay tuned for more exciting news. In the meantime, we’re delighted to introduce ourselves. And we’re looking forward to a bright future. Together.

[YNB Logo]                                                                                              [PNC Logo]

* PNC Bank received the highest numerical score in the proprietary J.D. Power and Associates 2006 Small Business Banking Satisfaction Study.SM Study based on 4,996 total responses, measuring 13 financial institutions and measures opinions of small business customers with annual revenues from $100,000 to $10 million. Proprietary study results are based on experiences and perceptions of customers surveyed in July-September 2006. Your experiences may vary. Visit jdpower.com. Yardville National Bank and PNC Bank, Members FDIC.

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between PNC and Yardville (the “Merger”). These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. The proposed merger will be submitted to Yardville’s stockholders for their consideration and is subject to regulatory approval. Stockholders are urged to read the proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus and other filings containing information about PNC and Yardville at the SEC’s website (http://www.sec.gov) and free copies of documents filed with the SEC by PNC and Yardville from the respective companies. Yardville and its directors and executive officer may be deemed to be participants in the solicitation of proxies from the stockholders of Yardville in connection with the proposed merger. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Form 10-K/A.

* * *

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN

THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.